UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-13103

CIBER, Inc. Savings 401(k) Plan

(Full title of plan)

CIBER, Inc.

6363 South Fiddler’s Green Circle, Suite 1400

Greenwood Village, Colorado 80111

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

The financial statements and schedule of the CIBER, Inc. Savings 401(k) Plan for the year ended December 31, 2008, prepared in accordance with the financial reporting requirements of ERISA along with the independent registered public accounting firm’s report thereon, are provided beginning on page F-1 attached hereto.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CIBER, Inc. Savings 401(k) Plan

Dated: June 25, 2009	By:	/s/ Peter H. Cheesbrough
Peter H. Cheesbrough
Executive Vice President, Chief Financial Officer and Treasurer

INDEX TO EXHIBITS

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm

3

CIBER, INC. SAVINGS 401(k) PLAN

Index to Financial Statements and Supplemental Schedules

December 31, 2008

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the

CIBER, Inc. Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of CIBER, Inc. Savings 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008 and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Denver, Colorado
June 25, 2009

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value:
CIBER, Inc. common stock	$6,153,421	$6,294,485
Mutual funds	76,436,453	122,557,258
Pooled separate accounts	69,516,115	90,578,077
Participant loans	2,816,051	2,694,351
Total investments	154,922,040	222,124,171

Receivables:
Employee contributions	613,856	—
Total receivables	613,856	—

Net assets available for benefits	$155,535,896	$222,124,171

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Additions (deductions) to net assets attributed to:
Net increase (decrease) in fair value of investments	$(70,250,895)	$10,108,567
Interest and dividend income	1,999,744	2,712,662
Net investment gain (loss)	(68,251,151)	12,821,229

Contributions:
Participants, including rollovers	21,022,221	23,213,333
Employer, net of forfeitures	4,061,872	3,886,842
Total contributions	25,084,093	27,100,175
Total additions (deductions)	(43,167,058)	39,921,404

Deductions from net assets attributed to:
Distributions to participants	23,344,888	33,832,513
Loan and administrative fees	76,329	71,815
Total deductions	23,421,217	33,904,328

Net (decrease) increase	(66,588,275)	6,017,076

Net assets available for benefits:
Beginning of year	222,124,171	216,107,095
End of year	$155,535,896	$222,124,171

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2008

(1)                     Description of the Plan

The following description of the CIBER, Inc. Savings 401(k) Plan (the “Plan”) provides only general information.  For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which is available from the plan administrator.

(a)                     General

The Plan is a defined contribution plan covering substantially all employees of CIBER, Inc. and certain of its subsidiaries (“CIBER” or the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The service provider who executes the investment transactions for the Plan is Principal Life Insurance Company (“Principal”).

(b)                     Contributions and Vesting

Participants may contribute up to 75% of pre-tax annual compensation, with the exception of employees considered “highly compensated.”  Highly compensated employees are restricted to a maximum contribution of 9% of pre-tax compensation.  In addition, qualifying participants may make “catch-up” contributions.  Contributions are subject to certain limitations.  Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers).  Participants can change their contribution percentage at any time.  Company cash contributions are based on the participant’s years of service and the participant’s contribution and range from 0.5% to 3% of up to $3,000 of qualified compensation.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution plus actual earnings thereon is based on years of service as follows:

Completed Years of Service	Vested Percentage
Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six years	100%

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(1)                     Description of the Plan (continued)

Participants reach 100% vesting in the Company’s matching contribution plus actual earnings thereon after six years of service.  If a participant terminates prior to vesting, unvested amounts are forfeited and are used to reduce future employer contributions.  At December 31, 2008 and 2007, unallocated forfeited accounts totaled $266,454 and $30,808, respectively.  In 2008 and 2007, employer contributions were reduced by $542,072 and $927,648, respectively, from forfeited accounts.

(c)                  Investment Options

The Plan’s assets are invested in various investment options offered by Principal and in CIBER common stock, as directed by the participants.  Participants may invest their account balance in the various investment options in 1% increments.  Participants may change their investment options on a daily basis.

(d)                     Distributions and Loans

Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability or death.  Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited.  For other situations there are various methods by which benefits may be distributed depending on date of employment, marital status and participant elections.  Distributions are recorded when paid.  Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1% and ranged from 4.00% to 10.50% as of December 31, 2008.  Loans are generally repaid through payroll deductions.  Loans require minimum per paycheck payment amounts.  Loans must be repaid within five years, except that the plan administrator may approve a longer term for loans to acquire a principal residence.  Participants pay a loan origination fee of $50 per loan to Principal.

(e)                      Expenses

In general, plan expenses, other than broker commissions, portfolio transaction fees and administrative service fees on the accounts of non-employee participants, are paid by the Company.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(1)                     Description of the Plan (continued)

(f)                        Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become 100% vested in their accounts.

(2)       Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)                     Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes to the financial statements.  Actual results could differ from those estimates.

(c)                      Investments

Investments are stated at fair value.  Marketable securities are valued at the closing price reported on the active market on which the individual securities are traded.  Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end, as quoted by the investment company. NAV is generally determined based on the fair market values of the securities included in the underlying funds.  Investments in pooled separate accounts are stated at estimated fair values based on the estimated fair value of the securities underlying the pooled separate accounts.  Participant loans are stated at cost, which plan management believes approximates fair value.

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements.”  SFAS 157 clarified the definition of fair value for financial reporting, established a framework for measuring fair value and required additional disclosures about the use of fair value measurements.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(2)       Summary of Significant Accounting Policies (continued)

In accordance with SFAS 157, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 — Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 —  Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 — Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.  These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Investment transactions are recorded on the date of purchase or sale (“trade-date”).  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(3)       Investments

Investments greater than 5% of net assets at December 31 were:

	2008		2007

Principal Money Market Separate Account	$31,031,723		$21,918,766
Principal Large Cap S&P 500 Index Separate Account	8,198,641		13,769,725
Principal International Emerging Markets Separate Account		*	15,047,837
Russell Lifepoints Equity Growth Strategy E Fund		*	13,941,277
American Century Equity Income Investment Fund	11,890,192		16,324,457
American Funds Growth Fund of America R5 Fund	11,968,563		20,274,870
American Funds New Perspective R5 Fund	7,813,697		12,808,582

*                             Investment not greater than 5% of net assets at December 31, 2008.

Net increase (decrease) in fair value of investments for the years ended December 31, including realized gains and losses, was as follows:

	2008	2007

CIBER, Inc. Common Stock	$(834,660)	$(545,244)
Mutual funds	(45,264,136)	5,986,381
Pooled separate accounts	(24,152,099)	4,667,430
	$(70,250,895)	$10,108,567

(4)       Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008, in accordance with SFAS 157:

	Level 1	Level 2	Level 3	Total

CIBER, Inc. Common Stock	$6,153,421	$—	$—	$6,153,421
Mutual funds	76,436,453	—	—	76,436,453
Pooled separate accounts	—	69,516,115	—	69,516,115
Loans to participants	—	—	2,816,051	2,816,051
	$82,589,874	$69,516,115	$2,816,051	$154,922,040

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(4)       Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Loans to Participants

Balance, beginning of year	$2,694,351
Issuances and settlements (net)	121,700
Balance, end of year	$2,816,051

(5)                     Tax Status

The underlying non-standardized prototype plan has received opinion letters from the Internal Revenue Service (“IRS”) dated August 7, 2001 and March 31, 2008, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (“Code”), and therefore, the related trust is exempt from taxation.  In accordance with Revenue Procedure 2008-6 and Announcement 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Subsequent to this opinion letter by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan has been designed to comply with the requirements of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

(6)                     Risks and Uncertainties

The Plan provides for various investment options.  Investments, in general, are exposed to various risks, such as interest rates, credit and overall market volatility.  The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements (continued)

(7)                     Party-in-Interest Transactions

Certain plan investments are shares of stock of CIBER or units of pooled separate accounts, managed either by Principal or by outside fund managers hired by Principal.  Principal is the service provider who executes the investment transactions for the Plan and, therefore, these transactions are considered party-in-interest transactions for which a statutory exemption exists.

(8)                     Subsequent Event

Effective January 1, 2009, the Plan was amended to adjust the Company’s range of cash contributions to 25% of the first 0.5% to 1.5%  of qualified compensation based on the years of service.

CIBER, INC. SAVINGS 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

EIN: 38-2046833 Plan: 101

December 31, 2008

	Identity	Description	Current Value

*	CIBER, Inc.	Common Stock	$6,153,421
*	Principal Money Market Separate Account	Pooled Separate Account	31,031,723
*	Principal Bond and Mortgage Separate Account	Pooled Separate Account	4,923,045
*	Principal Large Cap S&P 500 Index Separate Account	Pooled Separate Account	8,198,641
*	Alliance Bernstein/Westwood Large Cap Value III Separate Account	Pooled Separate Account	1,553,460
*	Principal Mid Cap S&P 400 Index Separate Account	Pooled Separate Account	2,877,660
*	JP Morgan/Mellon Equity Small Cap Value I Separate Account	Pooled Separate Account	1,531,546
*	Principal Small Cap S&P 600 Index Separate Account	Pooled Separate Account	5,727,556
*	Principal Real Estate Securities Separate Account	Pooled Separate Account	3,606,471
*	Principal International Emerging Markets Separate Account	Pooled Separate Account	5,153,642
*	Fidelity International I Separate Account	Pooled Separate Account	4,912,371
	Russell Lifepoints Balanced Strategy E Fund	Mutual Fund	4,952,713
	Russell Lifepoints Conservative Strategy E Fund	Mutual Fund	1,738,409
	Russell Lifepoints Equity Growth Strategy E Fund	Mutual Fund	7,589,281
	Russell Lifepoints Growth Strategy E Fund	Mutual Fund	6,663,442
	Russell Lifepoints Moderate Strategy E Fund	Mutual Fund	2,067,816
	MFS Research Bond R4 Fund	Mutual Fund	3,073,915
	American Century Equity Income Investment Fund	Mutual Fund	11,890,192
	Tocqueville Asset Management Fund	Mutual Fund	5,000,208
	Marsico Growth Fund	Mutual Fund	4,038,876
	American Funds Growth Fund of America R5 Fund	Mutual Fund	11,968,563
	Fidelity Advisor Mid Cap A Fund	Mutual Fund	3,201,786
	Fidelity Advisor Small Cap A Fund	Mutual Fund	3,639,304
	Janus Aspen Mid Cap Growth I Fund	Mutual Fund	2,798,251
	American Funds New Perspective R5 Fund	Mutual Fund	7,813,697
*	Participant loans	4.0% to 10.5%	2,816,051
			$154,922,040

* Party-in-interest.

See accompanying independent registered public accounting firm’s report.

CIBER, INC. SAVINGS 401(k) PLAN

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

EIN: 38-2046833 Plan: 101

Year ended December 31, 2008

Participant Contributions Transferred Late to Plan	Total That Constituted Nonexempt Prohibited Transactions

$2,340	$2,340

See accompanying independent registered public accounting firm’s report.